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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 Amendment No. 2

                                 SCHEDULE 14D-1

                   Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934,

                          Guaranty National Corporation
                            (Name of Subject Company)

                            Orion Capital Corporation
                                    (Bidder)

                     Common Stock, par value $1.00 Per Share
                         (Title of Class of Securities)

                                    401192109
                      (CUSIP Number of Class of Securities)

                            Michael P. Maloney, Esq.
                               9 Farm Springs Road
                          Farmington, Connecticut 06032
                                 (860) 674-6600
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of bidder)

                                    Copy to:

                              John J. McCann, Esq.
                         Donovan Leisure Newton & Irvine
                              30 Rockefeller Plaza
                            New York, New York 10112
                                 (212) 632-3000


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         This Statement is filed by Orion Capital Corporation ("Orion"). This
Statement relates to the tender offer of Orion to purchase all outstanding shares of common stock, par value $1.00 per share (including any associated stock purchase rights) (the "Shares"), of Guaranty National Corporation, a Colorado corporation ("Guaranty"), for $36.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Orion's Offer to Purchase dated November 5, 1997 (the "Original Offer to Purchase"), as supplemented by the Supplement to the Offer to Purchase dated December 1, 1997 (together referred to as the "Offer to Purchase") and the related Letter of Transmittal, which together with amendments or supplements thereto constitute the Offer (the "Offer"). The Offer terminated by its terms on the Expiration Date, December 5, 1997, at 12:00 midnight, New York City time.

         The Offer was made pursuant to the Agreement and Plan of Merger dated October 31, 1997 between Orion and Guaranty, which also provides for the merger (the "Merger") of a wholly-owned subsidiary of Orion with and into Guaranty. If the Merger is consummated, each Share outstanding immediately prior to the time when the Merger becomes effective, other than Shares as to which dissenters' rights of appraisal have been duly and timely asserted and perfected under the Colorado Business Corporation Act, and Shares held by Orion, its wholly-owned subsidiaries or Guaranty, will be converted into the right to receive $36.00 in cash per Share, without interest, all as more fully described in the Offer to Purchase referred to herein.





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         This Statement further amends the Schedule 14D-1 of Orion dated
November 5, 1997 previously amended by Amendment No. 1 dated December 1, 1997 (as heretofore and hereby amended, the "Schedule 14D-1") by incorporating by reference herein the information set forth in the press release, dated December 8, 1997 of Orion attached hereto as Exhibit (a)(12). This Statement also amends Items 6, 7, 10 and 11 by adding the information set forth below. Except as otherwise indicated herein, the Schedule 14D-1 remains unchanged in all respects. Capitalized terms not defined herein are deemed defined as set forth in the Offer to Purchase, as previously supplemented, and the Schedule 14D-1.

Item 6.      Interest in Securities of the Subject Company.

         The information set forth in Item 6 of the Schedule 14D-1 is hereby supplemented as follows:

         At 12:00 midnight, New York City time, on December 5, 1997, the Offer expired. Based on its preliminary tabulation, State Street Bank and Trust Company, the depositary for the Offer, has informed Orion that 2,884,526 Shares were validly tendered and not withdrawn pursuant to the Offer (including 129,223 Shares tendered by means of notices of guaranteed delivery). On December 6, 1997, effective as of 12:01 a.m., Orion accepted for payment 2,884,526 Shares validly tendered and not withdrawn prior to the expiration of the Offer, which together with the 12,129,942 Shares then owned by Orion and certain of Orion's wholly-owned subsidiaries represented approximately 99.4% of the Shares outstanding; all such shares were thereupon transferred to GNC Transition Corp., a wholly-owned subsidiary of Orion (see Item 7, below). The information set forth in the press release attached hereto as Exhibit (a)(12) dated December 8, 1997 is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

         The information set forth in the Notice to Shareholders of Merger of GNC Transition Corp. into Guaranty National Corporation and Dissenters' Rights and the Articles of Merger dated December 6, 1997, a copy of which is attached hereto as Exhibit (c) (7), is incorporated herein by reference.

Item 10.     Additional Information.

         Whether or not otherwise specifically referenced herein in response to the Items of the Statement, the information contained in the press release dated December 8, 1997 of Orion, a copy of which is attached hereto as Exhibit
(a)(12), is incorporated herein by reference.

Item 11.     Material to be Filed as Exhibits.

         (a)(12)  Press release issued on December 8, 1997.

         (c)(7) Notice to Shareholders of Merger of GNC Transition Corp. into Guaranty National Corporation and of Dissenters' Rights and Articles of Merger dated December 6, 1997.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 8, 1997

                                    ORION CAPITAL CORPORATION


                                    By:    /s/ Michael P. Maloney
                                    Name:  Michael P. Maloney
                                    Title: Senior Vice President, Secretary and
                                           General Counsel


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                                  EXHIBIT INDEX

Exhibit                            Description

(a)(12)  Press Release issued on December 8, 1997

(c)(7) Notice to Shareholders of Merger of GNC Transition Corp. into Guaranty National Corporation and of Dissenters' Rights and Articles of Merger dated December 6, 1997.





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